UNITED STATES OF AMERICA
           Before the
SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

              In the Matter of

NATIONAL FUEL GAS COMPANY                                  TWENTIETH
LEIDY HUB, INC.                                           CERTIFICATE
ELLISBURG-LEIDY NORTHEAST HUB COMPANY                     PURSUANT TO
                                                            RULE 24
File No. 70-8417

(Public Utility Holding Company Act of 1935)
--------------------------------------------

                  In accordance with the terms of the Order dated July 29, 1994 issued to National Fuel Gas Company ("National") authorizing Leidy Hub, Inc., a subsidiary of National to enter into a partnership with Hub Services, Inc., a subsidiary of Natural Gas Clearinghouse (File No. 70-8417, HCAR No. 35-26093), attached as Exhibit A is an income statement of Ellisburg-Leidy Northeast Hub Company (the Partnership) for the three months ended September 30, 1998. Also attached as Exhibit B is a balance sheet for the Partnership at September 30, 1998. Exhibit C is the income statement of Leidy Hub, Inc. for the three and twelve months ended September 30, 1998, and Exhibit D is the balance sheet for Leidy Hub, Inc. at September 30, 1998.

                  IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 12th day of November, 1998.



                  LEIDY HUB, INC. AND NATIONAL FUEL GAS COMPANY



                  By /s/Gerald T. Wehrlin
                     ---------------------------------------
                                Gerald T. Wehrlin
                    Secretary and Treasurer, Leidy Hub, Inc.
                      Controller, National Fuel Gas Company

                                  EXHIBIT INDEX
                               (File No. 70-8417)
                               ------------------



(1)     Exhibit A -   Income Statement of Ellisburg-Leidy Northeast Hub
                      Company for the Three Months Ended September 30, 1998.

(2)     Exhibit B -   Balance Sheet of Ellisburg-Leidy Northeast Hub Company
                      as of September 30, 1998.

(3)     Exhibit C -   Income Statement of Leidy Hub, Inc. for the Three and
                      Twelve Months Ended September 30, 1998.

(4)     Exhibit D -   Balance Sheet of Leidy Hub, Inc. as of September 30, 1998.